UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 4, 2022

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated August 4, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 4, 2022	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2022 RESULTS

Highlights
•Reported GAAP net income of $28.5 million, or $0.84 per share; and adjusted net income(1) of $25.7 million, or $0.76 per share, in the second quarter of 2022 (excluding items listed in Appendix A to this release).
•In July 2022, entered into an agreement to sell a 2005-built Aframax for $24.8 million.
•In-chartered one Aframax for $23,000 per day for a two-year period, increasing the Company's in-chartered Aframax-sized tanker fleet to four vessels with an average rate of $19,025 per day.
•Maintained a strong liquidity position with pro forma second quarter liquidity, including the 2005-built Aframax sale, of $249.3 million.
•Secured strong third quarter-to-date spot rates of $29,600 per day for the Suezmax fleet, $35,600 per day for the Aframax fleet, and $35,400 per day for the LR2 fleet. Recorded to-date spot rates are three to five times higher compared to the third quarter of 2021.

Hamilton, Bermuda, August 4, 2022 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2022:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	June 30, 2022	March 31, 2022	June 30, 2021
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	242,389	174,018	123,420
Income (loss) from operations	34,078	(7,776)	(119,434)
Net income (loss)	28,548	(13,942)	(129,144)
Earnings (loss) per share	0.84	(0.41)	(3.83)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	58,144	17,543	(6,804)
Adjusted net income (loss) (1)	25,657	(14,001)	(41,481)
Adjusted earnings (loss) per share (1)	0.76	(0.41)	(1.23)
Net debt (2)	552,148	588,795	529,959
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd. Investor Relations E-mail: TeekayTankers@IGBIR.com www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Second Quarter of 2022 Compared to First Quarter of 2022
GAAP net income and non-GAAP adjusted net income for the second quarter of 2022 increased compared to the first quarter of 2022, primarily due to higher average spot tanker rates in the second quarter of 2022. In addition, GAAP net income in the second quarter of 2022 included a $1.2 million gain on the sale of two vessels compared to a net expense of $0.4 million relating to the asset write-downs recorded as part of the GAAP net loss in the first quarter of 2022.

Second Quarter of 2022 Compared to Second Quarter of 2021
GAAP net income and non-GAAP adjusted net income for the second quarter of 2022 increased compared to the same period of the prior year, primarily due to higher average spot tanker rates and a lower number of scheduled dry dockings in the second quarter of 2022, partially offset by the sale of five vessels between the two periods. In addition, GAAP net income in the second quarter of 2022 included a $1.2 million gain on the sale of two vessels, while GAAP net loss in the second quarter of 2021 included a $86.7 million write-down of vessels.

CEO Commentary
“The wide-ranging impacts of Russia’s invasion of Ukraine are reshaping global energy markets. With Europe reducing imports of Russian crude oil and replacing them with longer-haul cargoes from across the Atlantic basin or through the Suez Canal, and with Russian cargoes increasingly flowing to China and India, the improvement in tanker tonne-mile demand has been significant. These changes appear likely to be sustained, as sanctions are coming into force which will formalize import restrictions that have thus far been largely voluntary. Given both the draft restrictions and parcel sizes in many of the most impacted ports, this newly created tonne-mile demand has disproportionately benefited mid-sized tankers, driving rates to their highest level in two years. Meanwhile, tanker supply fundamentals are as supportive as they have been at any point during the last 25 years, with net supply growth in the mid-sized segments expected to be negligible or negative from now until 2025, and little capacity for additional orders that could deliver during this period.”

“Following the tanker downturn that has persisted throughout much of the COVID-19 era, we are pleased to have returned to profitability in the second quarter as our high operating leverage and spot market exposure enabled us to quickly capture charter rates that have now risen to several times their prior-year levels. The strength in spot rates has continued into the third quarter, where rates booked to-date are tracking higher than the second quarter. While we expect continued volatility, the strong fundamentals that we saw building prior to the pandemic seem at last to be reasserting themselves in ways that are supportive of a firmer tanker market. At the same time, there remains uncertainty related to the potential for further COVID-19 lockdowns in China, the ongoing war in Ukraine, and concerns about a potential recession. In this context, we will use our increased cash flows to continue fortifying our balance sheet, prioritizing our long-term financial strength and ability to act opportunistically moving forward, which we believe will maximize shareholder value."

Summary of Recent Events
In July 2022, the Company entered into an agreement to sell a 2005-built Aframax vessel for $24.8 million. The vessel sale is expected to be completed during the third quarter of 2022, at which time the Company will record a gain on sale of approximately $8.0 million.

The Company in-chartered one Aframax vessel for $23,000 per day for a 2-year period. The vessel was delivered in late-July 2022.

Tanker Market
Crude tanker spot rates increased during the second quarter of 2022 to the highest level in two years. The increase was largely due to ongoing trade route disruption and longer voyage distances resulting from Russia’s invasion of Ukraine, coupled with positive underlying tanker supply and demand fundamentals.

The increase in tanker tonne-mile demand due to Russia’s invasion of Ukraine has proven to be durable. Short-haul exports of Russian crude oil to Europe have fallen significantly in recent months, with Russian crude oil increasingly being diverted to destinations East of Suez, particularly to India and China, which is increasing tanker tonne-mile demand. In turn, Europe is having to replace short-haul Russian barrels with imports from other regions, most notably from the U.S. Gulf, Latin America, West Africa, and the Middle East, which is also leading to tonne-mile growth. These changes are primarily benefiting the mid-size sectors due to the load and discharge regions involved. Furthermore, these changes appear likely to be long-lasting, with the EU planning to phase out all Russian seaborne crude oil imports by the end of 2022.

Looking ahead, an increase in oil demand over the medium-term is expected, with the IEA forecasting 1.7 million barrels per day (mb/d) growth in 2022 and a further 2.1 mb/d growth in 2023, despite high oil prices and concerns over the health of the global economy. Much of this growth is expected to be driven by the non-OECD and in particular by China. While strict lockdowns have capped Chinese oil demand for much of the past year, there have been some reduced restrictions in recent weeks, with any significant or sustained movement in that direction likely to necessitate increased oil imports in China. Global oil supply is also rising, driven by both OPEC and non-OPEC sources, with the IEA forecasting an increase of 1.8 mb/d in global oil production between June and December 2022. However, it remains to be seen how Russian oil supply and exports will be impacted once the EU embargo on Russian crude oil imports comes into effect at the end of 2022. In addition, concerns surrounding the health of the global economy due to rising interest rates and inflation, and the potential for further COVID-19 lockdowns in China, are key areas of uncertainty in the coming months.

The outlook for tanker fleet supply continues to be very positive driven by historic low levels of new tanker orders, a rapidly shrinking orderbook, and an aging tanker fleet. Only 2.1 million deadweight tons (mdwt) of tanker orders were placed in the first half of 2022, which is the lowest total for a 6-month period since Clarksons started reporting data in 1996. Furthermore, most of this ordering has been smaller tankers, with no VLCC or Suezmax orders placed since June 2021 and only a small number of Aframaxes ordered. The Company expects that the level of new tanker orders will remain low in the near-term due to high newbuilding prices, a lack of yard space through the end of 2025 due to record levels of containership and LNG carrier orders, and continued uncertainty over vessel technology. With a diminishing orderbook and an aging fleet, the Company expects minimal global fleet growth in 2023 and for negative fleet growth in 2024 and 2025 as removals are expected to outweigh new deliveries into the world fleet.

In summary, recent months have seen average spot rates significantly higher year-on-year and a return of tanker market volatility driven by changing trade patterns and longer voyage distances in the mid-size sectors; the Company anticipates that this volatility will continue in the near-term. Looking further ahead, tanker supply and demand fundamentals currently look very positive, with the best fleet supply fundamentals seen in more than 25 years and steady demand growth as global oil consumption continues to rebound from the COVID-19 pandemic.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2022(2)	March 31, 2022(2)	June 30, 2021(2)
Time Charter-Out Fleet
Suezmax revenue days	—	—	18
Suezmax TCE per revenue day	—	—	$44,202
Aframax revenue days	206	270	228
Aframax TCE per revenue day	$21,733	$22,656	$22,901
LR2 revenue days	—	—	28
LR2 TCE per revenue day	—	—	$28,207

Spot Fleet
Suezmax revenue days	2,244	2,175	2,206
Suezmax spot TCE per revenue day (3)	$25,310	$13,786	$9,797
Aframax revenue days	1,004	1,056	1,185
Aframax spot TCE per revenue day (4)	$25,115	$16,857	$9,609
LR2 revenue days	888	899	704
LR2 spot TCE per revenue day (5)	$26,690	$15,491	$11,079

Total Fleet
Suezmax revenue days	2,244	2,175	2,224
Suezmax TCE per revenue day	$25,310	$13,786	$10,085
Aframax revenue days	1,210	1,326	1,413
Aframax TCE per revenue day	$24,538	$18,037	$11,752
LR2 revenue days	888	899	732
LR2 TCE per revenue day	$26,690	$15,491	$11,745

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.
(5)    Includes LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.

Third Quarter of 2022 Spot Tanker Performance Update
The following table summarizes Teekay Tankers’ TCE rates booked to-date in the third quarter of 2022 for its spot-traded fleet only:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$29,600	43%
Aframax (1)	$35,600	37%
LR2 (2)	$35,400	37%
(1)    Rates and percentage booked to-date include Aframax RSA, full service lightering and non-RSA voyage charters for all Aframax vessels.
(2)    Rates and percentage booked to-date include Aframax RSA, full service lightering and non-RSA voyage charters for all LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of August 1, 2022:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	1	—	1
Total Fixed-Rate Fleet	1	—	1
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers(1)(2)	10	3	13
LR2 Product Tankers(3)	9	1	10
VLCC Tanker(4)	1	—	1
Total Spot Fleet	45	4	49
Total Tanker Fleet	46	4	50
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	46	6	52

(1)    Includes three Aframax tankers with charter-in contracts that are scheduled to expire in August 2023, November 2023, and July 2024, respectively, two of which have options to extend for one additional year.
(2)    Excludes one newbuilding Aframax tanker which is expected to be delivered to the Company in early-2023 under a seven-year time charter-in contract with options to extend for up to three years.
(3)    Includes one LR2 product tanker with a charter-in contract that is scheduled to expire in September 2023 with an option to extend for one additional year.
(4)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at June 30, 2022, the Company had total liquidity of $228.4 million (comprised of $66.3 million in cash and cash equivalents and $162.1 million in undrawn capacity from its credit facilities), compared to total liquidity of $178.2 million as at March 31, 2022. Pro forma for one Aframax vessel sale to be completed in the third quarter of 2022, the Company's total liquidity would have been $249.3 million as at June 30, 2022.

Conference Call
The Company plans to host a conference call on Thursday, August 4, 2022 at 11:00 p.m. (ET) to discuss its results for the second quarter of 2022. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 289-0720 or (647) 484-0258, if outside of North America, and quoting conference ID code 8410601.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Second Quarter of 2022 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 45 double-hull tankers (including 25 Suezmax tankers, 11 Aframax tankers and nine LR2 product tankers), and also has four time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: TeekayTankers@IGBIR.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss), Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income (loss) excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of vessels, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices B and C of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity loss, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	235,080	164,751	113,998	399,831	226,199
Time-charter revenues	5,102	6,275	7,065	11,377	35,350
Other revenues (2)	2,207	2,992	2,357	5,199	4,620
Total revenues	242,389	174,018	123,420	416,407	266,169

Voyage expenses (1)	(126,980)	(101,622)	(71,773)	(228,602)	(140,818)
Vessel operating expenses	(39,255)	(39,001)	(43,129)	(78,256)	(86,177)
Time-charter hire expenses	(6,553)	(5,550)	(2,138)	(12,103)	(5,768)
Depreciation and amortization	(25,243)	(25,080)	(26,895)	(50,323)	(53,579)
General and administrative expenses	(11,020)	(10,120)	(12,233)	(21,140)	(23,703)
Gain on sale and (write-down) of assets (3)	1,153	(421)	(86,686)	732	(87,401)
Restructuring charges	(413)	—	—	(413)	—
Income (loss) from operations	34,078	(7,776)	(119,434)	26,302	(131,277)

Interest expense	(8,888)	(8,162)	(9,299)	(17,050)	(19,367)
Interest income	167	35	29	202	59
Realized and unrealized gain (loss) on derivative instruments (4)	872	2,028	(512)	2,900	191
Equity loss (5)	(931)	(754)	(829)	(1,685)	(1,188)
Other income (expense)	2,428	(133)	(1,218)	2,295	(475)
Net income (loss) before income tax	27,726	(14,762)	(131,263)	12,964	(152,057)

Income tax recovery	822	820	2,119	1,642	1,548
Net income (loss)	28,548	(13,942)	(129,144)	14,606	(150,509)

Earnings (loss) per share attributable
to shareholders of Teekay Tankers
- Basic	0.84	(0.41)	(3.83)	0.43	(4.46)
- Diluted	0.83	(0.41)	(3.83)	0.43	(4.46)

Weighted-average number of total common
shares outstanding
- Basic (6)	33,948,880	33,911,545	33,763,367	33,933,757	33,753,599
- Diluted	34,201,689	33,911,545	33,763,367	34,137,172	33,753,599

Number of outstanding shares of common
stock at the end of the period	33,846,038	33,804,760	33,778,986	33,846,038	33,778,986

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $19.9 million, $17.7 million and $8.5 million for the three months ended June 30, 2022, March 31, 2022 and June 30, 2021, respectively, and $37.6 million and $16.4 million for the six months ended June 30, 2022 and June 30, 2021, respectively.

(2)Other revenues include lightering support revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned.

(3)Gain on sale and (write-down) of assets for the three months ended June 30, 2022 includes a gain of $1.2 million relating to two Aframax tankers, which were classified as held for sale and sold in April 2022. Gain on sale and (write-down) of assets for the three months ended March 31, 2022 includes a write-down of $1.1 million relating to two of the Company's operating lease right-of-use assets, which were written-down to their estimated fair values, partially offset by a $0.6 million reversal of a prior period write-down of one Aframax tanker, which was classified as held for sale and sold in April 2022. Gain on sale and (write-down) of assets for the three and six months ended June 30, 2021 includes a write-down of $85.0 million relating to three Suezmax tankers, one Aframax tanker and three LR2 product tankers, which were written-down to their estimated fair values. Gain on sale and (write-down) of assets for the three and six months ended June 30, 2021 also includes a write-down of $1.7 million relating to one Aframax tanker, which was classified as held for sale and sold in September 2021.

(4)Includes a realized gain on interest rate swaps of $0.1 million and realized losses of $0.1 million and $nil for the three months ended June 30, 2022, March 31, 2022 and June 30, 2021, respectively, and a realized loss of $nil and $0.1 million for the six months ended June 30, 2022 and June 30, 2021, respectively. The Company also recognized a realized gain of $0.3 million and realized losses of $nil and $0.1 million for the three months ended June 30, 2022, March 31, 2022 and June 30, 2021, respectively, and a realized gain of $0.3 million and a realized loss of $0.1 million for the six months ended June 30, 2022 and June 30, 2021, respectively, relating to its forward freight agreements.

(5)Equity loss relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(6)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2022	2022	2021
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	66,266	18,366	50,572
Restricted cash	2,503	2,200	2,221
Accounts receivable	73,879	43,150	41,085
Bunker and lube oil inventory	84,710	62,731	49,028
Prepaid expenses	13,343	14,115	10,223
Due from affiliates	4,164	3,673	4,220
Current portion of derivative assets	1,531	786	—
Assets held for sale (1)	17,913	28,531	43,543
Accrued revenue	47,511	57,512	44,503
Total current assets	311,820	231,064	245,395
Restricted cash – long-term	3,135	3,135	3,135
Vessels and equipment – net	439,021	656,525	925,249
Vessels related to finance leases – net	842,934	662,020	411,749
Operating lease right-of-use assets	8,701	10,895	14,257
Investment in and advances to equity-accounted joint venture	14,269	12,200	12,954
Other non-current assets	2,779	3,152	2,090
Intangible assets – net	1,266	1,378	1,494
Goodwill	2,426	2,426	2,426
Total assets	1,626,351	1,582,795	1,618,749

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	81,717	70,838	67,415
Short-term debt	15,000	28,000	25,000
Current portion of long-term debt	11,038	11,058	15,500
Current obligations related to finance leases	59,700	47,650	27,032
Current portion of operating lease liabilities	8,512	9,215	9,389
Due to affiliates	14,695	16,226	10,944
Other current liabilities	624	828	1,808
Total current liabilities	191,286	183,815	157,088
Long-term debt	35,446	110,258	304,791
Long-term obligations related to finance leases	502,868	415,530	267,449
Long-term operating lease liabilities	1,101	2,746	4,868
Other long-term liabilities	42,081	45,541	46,141
Equity	853,569	824,905	838,412
Total liabilities and equity	1,626,351	1,582,795	1,618,749

Net debt (2)	552,148	588,795	583,844
(1)Assets held for sale at June 30, 2022 included one Aframax tanker. Assets held for sale at March 31, 2022 included two Aframax tankers, which were sold in April 2022 for proceeds of $28.1 million. Assets held for sale at December 31, 2021 included two Aframax tankers and one Suezmax tanker, which was sold in February 2022 for proceeds of $15.5 million.
(2)Net debt is a non-GAAP financial measure and represents short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2022	2021
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net income (loss)	14,606	(150,509)
Non-cash items:
Depreciation and amortization	50,323	53,579
(Gain) on sale and write-down of assets	(732)	87,401
Unrealized gain on derivative instruments	(2,658)	(388)
Equity loss	1,685	1,188
Income tax recovery	(2,017)	(1,879)
Other	2,469	378
Change in operating assets and liabilities	(58,036)	(22,873)
Expenditures for dry docking	(3,788)	(12,602)
Net operating cash flow	1,852	(45,705)

FINANCING ACTIVITIES
Proceeds from short-term debt	74,000	25,000
Proceeds from long-term debt	—	70,000
Scheduled repayments of long-term debt	(54,106)	(5,615)
Prepayments of long-term debt	(222,675)	(15,000)
Prepayments of short-term debt	(84,000)	(25,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	288,119	—
Scheduled repayments of obligations related to finance leases	(20,346)	(10,562)
Prepayment of obligations related to finance leases	—	(56,724)
Other	(974)	(93)
Net financing cash flow	(19,982)	(17,994)

INVESTING ACTIVITIES
Proceeds from sale of vessels	44,520	32,687
Expenditures for vessels and equipment	(7,414)	(7,237)
Advances to equity-accounted joint venture	(3,000)	—
Loan repayments from equity-accounted joint venture	—	1,500
Net investing cash flow	34,106	26,950

Decrease in cash, cash equivalents and restricted cash	15,976	(36,749)
Cash, cash equivalents and restricted cash, beginning of the period	55,928	103,146
Cash, cash equivalents and restricted cash, end of the period	71,904	66,397

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2022		March 31, 2022		June 30, 2021
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) - GAAP basis	28,548	$0.84	(13,942)	($0.41)	(129,144)	($3.83)

Add (subtract) specific items affecting net loss:
(Gain) on sale and write-down of assets	(1,153)	($0.03)	421	$0.01	86,686	$2.57
Unrealized (gain) loss on derivative instruments (2)	(540)	($0.02)	(2,118)	($0.06)	352	$0.01
Other (3)	(1,198)	($0.03)	1,638	$0.05	625	$0.02
Total adjustments	(2,891)	($0.08)	(59)	—	87,663	$2.60
Adjusted net income (loss) attributable to
shareholders of Teekay Tankers	25,657	$0.76	(14,001)	($0.41)	(41,481)	($1.23)

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended June 30, 2022 primarily relates to unrealized foreign exchange gains, debt issuance costs which were written off in connection with the refinancing of five vessels under new sale-leaseback arrangements in April 2022, and restructuring charges. The amount recorded for the three months ended March 31, 2022 primarily relates to debt issuance costs which were written off in connection with the refinancing of eight Suezmax tankers under new sale-leaseback arrangements in March 2022, the accelerated vesting and expensing of certain equity compensation grants due to organizational changes, and unrealized foreign exchange losses. The amount recorded for the three months ended June 30, 2021 primarily relates to unrealized foreign exchange losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2022	March 31, 2022	June 30, 2021
	(unaudited)	(unaudited)	(unaudited)
Net income (loss) - GAAP basis	28,548	(13,942)	(129,144)
Depreciation and amortization	25,243	25,080	26,895
Interest expense, net of interest income	8,721	8,127	9,270
Income tax recovery	(822)	(820)	(2,119)
EBITDA	61,690	18,445	(95,098)

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange (gain) loss	(2,478)	154	625
(Gain) on sale and write-down of assets	(1,153)	421	86,686
Realized (gain) loss on interest rate swaps	(32)	67	72
Unrealized (gain) loss on derivative instruments	(540)	(2,118)	352
Equity loss	931	754	829
Consolidated Adjusted EBITDA	58,418	17,723	(6,534)
Adjusted EBITDA from equity-accounted joint venture (See Appendix C)	(274)	(180)	(270)
Total Adjusted EBITDA	58,144	17,543	(6,804)

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2022		March 31, 2022		June 30, 2021
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	788	394	280	140	288	143
Vessel and other operating expenses	(1,353)	(676)	(639)	(320)	(827)	(413)
Depreciation and amortization	(1,098)	(549)	(969)	(484)	(952)	(476)
Loss from operations of equity-accounted joint venture	(1,663)	(831)	(1,328)	(664)	(1,491)	(746)

Interest expense, net of interest income	(215)	(108)	(180)	(90)	(167)	(83)
Other	16	8	—	—	—	—
Equity loss of equity-accounted joint venture	(1,862)	(931)	(1,508)	(754)	(1,658)	(829)

Equity loss of equity-accounted joint venture	(1,862)	(931)	(1,508)	(754)	(1,658)	(829)
Depreciation and amortization	1,098	549	969	484	952	476
Interest expense, net of interest income	215	108	180	90	167	83
EBITDA from equity-accounted joint venture	(549)	(274)	(359)	(180)	(539)	(270)

Adjusted EBITDA from equity-accounted joint venture	(549)	(274)	(359)	(180)	(539)	(270)

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; the occurrence and timing of closing of expected Aframax sale transactions; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the continued volatility of such markets (especially in the near-term); the Company's expectation of an increase in oil demand over the medium-term and the various contributing factors thereto; the future outlook on the crude tanker spot markets; the durability of any improvement in market fundamentals; the outlook for the global economy and oil demand driven by various factors, including rising interest rates, inflation, and potential further COVID-19 lockdowns; forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker orders and the Company's general outlook on tanker supply and demand fundamentals; the continuing impact of the COVID-19 pandemic (including new variants or outbreaks) and related developments on the Company's business and tanker and oil market fundamentals; anticipated increased oil imports into China and forecasted increases in global oil supply; the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as a result of sanctions on Russian or Belarusian companies and individuals and the persistence and impact of altered trade patterns; the Company's expectations regarding the formalization of import restrictions and the impact thereof on Russian oil supply and exports; the Company's views regarding the impact of a potential recession; the Company's liquidity and market position and its ability to prioritize long-term financial strength, act opportunistically and maximize shareholder value; and the Company’s ability to benefit from an expected spot market recovery.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates, including spot tanker market rate fluctuations; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC+ production and supply levels; the duration and extent of the COVID-19 pandemic (including new variants or outbreaks) and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact of geopolitical tensions and changes in global economic conditions; Russia's invasion of Ukraine and related sanctions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts within anticipated timeframes; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2030 and others that may further regulate greenhouse gas emissions; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2021. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.